Exhibit 99.1

Bright Scholar Signs Agreement to Acquire 70% Equity Interest in Art Training Institution

FOSHAN, China, July 20, 2018 (PRNewswire) — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it has signed a share purchase agreement to purchase a 70% equity interest in a Zhejiang-based training art institute (“target”) for a total consideration of RMB70 million. Founded in 2009, the renowned institute specializes in art college entrance examination preparation for students. The target has two main campuses with over 600 students and has helped over 5600 students enroll in top art colleges during the past nine years. Its revenue and EBITDA for 2017 was RMB23.7 million and RMB9 million, respectively.

With this strategic investment, the Company expects to expand its service offerings in art training for its students and professional art training for its teachers, as well as expand its complementary businesses.

The Company targets to close the transaction on or before end of the first fiscal quarter 2019, subject to the completion of relevant corporate and regulatory procedures.

* In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended February 28, 2018, Bright Scholar had an average of 34,251 students enrolled at its schools.

* In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the completion of the relevant corporate and regulatory procedures and consummation of the Company’s investment, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the completion of the relevant corporate and regulatory procedures and the consummation of the Company’s investment, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825